Exhibit 99.4

Frankfurt, October 28, 2014

Deutsche Bank expands Management Board

The Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE/NYSE: DB) announced today that it has realigned individual responsibilities on the Management Board in line with the Bank’s ongoing strategic, regulatory and litigation priorities. As a consequence, the Supervisory Board has appointed two new members to the Management Board.

Stefan Krause, age 51, Chief Financial Officer (CFO) since 2008, will take a new position as Head of Strategy and Organisational Development, effective November 1, which will combine responsibility for strategic development and all major change initiatives at the Bank. Mr. Krause will continue as CFO until the conclusion of the Annual General Meeting on May 21, 2015.

Dr. Marcus Schenck, age 48, who will join the Bank from Goldman Sachs as General Manager (“Generalbevollmächtigter”) and Deputy CFO, will be appointed to the Management Board, effective on conclusion of the Annual General Meeting on May 21, 2015, at which time he will succeed Mr. Krause as CFO.

Henry Ritchotte, age 51, will continue as Chief Operating Officer with responsibility for Technology and Operations, and will in addition assume responsibility for the Bank’s global digital agenda.

Christian Sewing, age 44, currently Global Head of Group Audit, will become a Management Board member and take responsibility for Legal and the Bank’s Incident Management Group, effective January 1, 2015.

Dr. Stephan Leithner, age 48, will focus on client opportunities in his existing role as Chief Executive Officer Europe (ex-Germany and UK) and will continue to head Government & Regulatory Affairs, Compliance and Human Resources. He will coordinate the next phase of the Bank’s cultural change programmes.

Dr. Paul Achleitner, Chairman of the Supervisory Board, said: “The Supervisory Board is convinced that these moves will strengthen the capacity of the management team to handle the challenges ahead and allow individuals to focus increasingly on strategic opportunities.”

He continued: “Stefan Krause has been instrumental in steering Deutsche Bank through not only the financial crisis but also remediation efforts such as risk reduction and capital increases, culminating in last week’s successful ECB Comprehensive Assessment exercise. We have asked him, as one of our most experienced managers, to focus on driving strategic change in the Bank and to bring his management expertise to bear on the critical organisational challenges and opportunities that the Bank faces.”

“In Marcus Schenck we have found a future CFO who combines the experience of a DAX CFO with an impressive international banking background. His personality and expertise make him a welcome addition to the management team.”

“Christian Sewing is a veteran of Deutsche Bank for more than two decades who has impressed all of us through his recent work as Deputy Chief Risk Officer and subsequently as Global Head of Group Audit.”

Dr. Achleitner concluded: “We thank the Management Board for its achievements to date and wish the expanded team much success in its continuing efforts to strengthen Deutsche Bank as a globally respected and sustainably successful institution.”

Jürgen Fitschen and Anshu Jain, Co-Chief Executive Officers, said: “We welcome Christian and Marcus to the Management Board. As Deutsche Bank approaches the final year of Strategy 2015+, we are bolstering our management team by realigning responsibilities and broadening the team.”

They continued: “We are taking this step now in order to increase our focus on the resolution of litigation matters and to further increase our organisational efficiency and effectiveness. In addition, we are beginning to see considerable opportunities arising from the digitalisation of our businesses and our increasingly unique ability to deliver universal banking solutions at a time when others are withdrawing.”

They concluded: “Today’s realignment matches our best senior talent against these priorities.”

In line with the recommendations of the German Corporate Governance Code, the contracts of the newly-named Management Board members will be for three years. At its July meeting, the Supervisory Board already extended the current three-year contracts of Dr. Stephan Leithner, Stuart Lewis and Henry Ritchotte by five years until 2020.